James W. Griffith
President & Chief Executive Officer

The Timken Company
Mail Code: GNE-17
1835 Dueber Avenue, S.W.
P.O. Box 6928
Canton, OH 44706-0928 U.S.A.

Telephone: (330) 471-6399
Facsimile: (330) 471-4041

March 3, 2009
Mr. Terence O’Brien
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
One Station Place, N.E., Stop 7010
Washington, D.C. 20549-7010

Re:	The Timken Company Form 10-K for the Fiscal Year ended December 31, 2007 Filed February 28, 2008 Form 10-Q for the Fiscal Quarter Ended September 30, 2008 Filed November 7, 2008 File No. 1-01169
Dear Mr. O’Brien:
This letter is in response to your correspondence of February 17, 2009, regarding your review of the filings referenced above for The Timken Company (the “Company”) and our previous response on December 22, 2008 to your prior correspondence regarding these filings. For your convenience, your comments are repeated below in boldfaced italics, followed by the Company’s response.
Form 10-K for the Fiscal Year Ended December 31, 2007
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 17
1.	We note your response to prior comment 8, including the proposed future disclosure. We urge you to provide a thorough analysis of the impact of recent economic events and your considerations and potential actions in sufficient detail to enable investors to view these circumstances through the eyes of management. For example:
•	The proposed future disclosure appears to be limited to a decline in the light-vehicle market sector, the underlying reasons for this decline are not discussed, and it is not clear whether you expect any impact to your other markets.

•	Disclosure of the orders in the light-vehicle market sector from one annual period to the next does not appear sufficient to provide an understanding of how recent economic events have unfolded. Please analyze the underlying reasons for the multiple effects impacting your business and provide a more specific understanding of how these trends have developed over recent months, as well as annual periods.

March 3, 2009

The Timken Company
•	The statement, “The Company expects to see declining revenues for the next xx months due to lower market demand,” does not provide any information regarding management’s consideration of the potential scope or extent of impact from these events.

•	Your discussion of the move to a four-day work week provides little detail. For example, it does not discuss which plants or products are affected, does not quantify the expected decrease of variable costs, or discuss any risks or drawbacks to the plan.
These points are illustrative in nature and are not intended to be comprehensive. Please ensure your future filings include a robust discussion of recent economic events, the current and expected future impact on your operations, and management’s response for managing these events.

Management of the Company will continue to review the impact of recent economic events and its considerations and potential actions in sufficient detail to enable investors to view these circumstances through the eyes of management. Management of the Company will also continue to review the appropriateness of providing information, such as orders in the light-vehicle market sector, or other market sectors, from one period to the next period to provide an understanding of how recent economic events have unfolded. Lastly, management of the Company will continue to review the appropriateness of providing information that describes which plants or products are affected by recent economic events.

In addition to the proposed disclosures previously provided to the Commission staff, the Company provided the following disclosures in its most recent Form 10-K for the Fiscal Year ended December 31, 2008 filed February 26, 2009:
On page 20, the Company provided the following disclosure in Management’s Discussion and Analysis:

Outlook
The Company’s outlook for 2009 reflects a deteriorating global economic climate that is expected to last throughout the year, impacting most of the Company’s market sectors. Lower sales, compared to 2008, are expected in all business segments except for the Aerospace and Defense segment. A large portion of the decrease in Steel segment sales is expected to be due to significantly lower surcharges to recover raw material costs, which were at historically high levels during the middle of 2008, but declined significantly by the end of 2008. The Company’s results will reflect lower margins as a result of the lower volume and surcharges, partially offset by improved pricing, lower raw material costs and lower selling, administrative and general expenses. The Company expects to continue to take actions to properly align its business with current market demand.

From a liquidity standpoint, the Company expects to continue to generate cash from operations in 2009 as working capital management improves. In addition, the Company expects to decrease capital expenditures by approximately 25% in 2009, compared to 2008. However, pension contributions are expected to

March 3, 2009

The Timken Company
increase to approximately $90 million in 2009, compared to $22 million in 2008, primarily due to recent negative asset returns in the Company’s defined benefit pension plans during 2008.
On page 21, the Company provided the following disclosure in Management’s Discussion and Analysis:
Workforce Reductions
In December 2008, the Company recorded $4.2 million in severance and related benefit costs to eliminate approximately 110 associates as a result of the current downturn in the economy and current and anticipated market demand. Of the $4.2 million charge, $2.0 million related to the Mobile Industries segment, $0.8 million related to the Process Industries segment, $1.1 million related to the Steel segment and $0.3 million related to Corporate.
On page 25, the Company provided the following disclosure in Management’s Discussion and Analysis:
The Mobile Industries segment’s sales are expected to decrease approximately 10 to 20 percent in 2009 as demand is expected to be down across all of the Mobile Industries’ market sectors, primarily driven by a 20% decline in North American light-vehicle demand, a 30% decline in global heavy-truck demand and a 50% decline in North American rail demand. These decreases will be partially offset by improved pricing. In addition, adjusted EBIT for the Mobile Industries segment is also expected to decrease as lower demand is partially offset by improved pricing and lower selling, administrative and general expenses. The Company expects to continue to take actions in the Mobile Industries segment to properly align its business with market demand.
The Company also provided the following disclosure on page 25:
In reaction to the current and anticipated lower demand, the Mobile Industries segment reduced total employment levels by approximately 2,000 positions in 2008 and temporarily idled factories beyond normal seasonal shutdowns during the fourth quarter of 2008.
On page 26, the Company provided the following disclosure in Management’s Discussion and Analysis:
The Company expects lower Process Industries segment sales and adjusted EBIT for 2009 due to significantly decreased demand across most Process Industries’ market sectors. In reaction to the current and anticipated lower demand, the Process Industries segment reduced total employment levels by approximately 400 positions in 2008. The Process Industries segment’s sales are expected to decrease approximately 10 to 15 percent in 2009, compared to 2008, primarily driven by a 25% decline in global gear drive markets, a 25% decline in global metals and mining markets

March 3, 2009

The Timken Company
and a 25% decline in global construction and infrastructure markets. The Company expects to continue to take actions in the Process Industries segment to properly align its business with market demand.
On page 28, the Company provided the following disclosure in Management’s Discussion and Analysis:
The Company expects the Steel segment to see 30 to 40 percent decreases in sales in 2009 primarily due to lower average selling prices. The average selling prices are expected to decline in 2009 primarily driven by lower surcharges as scrap steel and alloy costs have fallen substantially from historically high levels in 2008. The index on which the scrap steel surcharge mechanism is based hit a record of $870 per ton during the middle of 2008 and decreased to $245 per ton in December. The Company also expects lower demand across most markets, primarily driven by a 25% decline in energy markets and a 20% decline in industrial markets. The Company also expects the Steel segment’s adjusted EBIT to be significantly lower in 2009 primarily due to the lower average selling prices, partially offset by lower raw material costs. Scrap costs are expected to remain at current levels, as are alloy and energy costs. In light of the current market demands, the Steel segment reduced total employment levels by approximately 30 positions in late 2008 and early 2009. The Company will continue to take actions in the Steel segment to properly align its business with market demand.
Lastly, the Company provided the following disclosure in Management’s Discussion and Analysis on page 38 within the liquidity section:
The Company expects to continue to generate cash from operations as working capital management improves, as well as reducing selling, administrative and general expenses. In addition, the Company expects to decrease capital expenditures by 25% in 2009, compared to 2008. However, pension contributions are expected to increase to approximately $90 million in 2009, compared to $22.1 million in 2008, primarily due to negative asset returns in the Company’s defined benefit pension plans during 2008.
The Company will likely take further actions to reduce expenses and preserve liquidity as it reacts to the current global economic and financial crisis, including the impact on the automotive industry. The Company has reduced its exposure to the financial condition of its automotive customers by increasing allowances for doubtful accounts in 2008. In addition, further actions are expected to reduce expenses to optimize the size of the Company as a result of the economy and current and anticipated market demand. However, these actions are not expected to have a material impact on the liquidity of the Company.

March 3, 2009

The Timken Company
The Company is still reviewing what actions it will take in the future to properly align its business with market demand. As these plans develop, management of the Company will continue to review the appropriateness of providing this information.
Please do not hesitate to contact me if you have any questions regarding the foregoing and, of course, if you have any additional comments. Questions or comments should be directed to me at (330) 471-6399, Glenn A. Eisenberg, Executive Vice President – Finance and Administration (Principal Financial Officer) at (330) 471-4096 or J. Ted Mihaila, Senior Vice President and Controller (Principal Accounting Officer) at (330) 471-4198.
Thank you in advance for your cooperation in these matters.

Sincerely,
/s/ James W. Griffith
James W. Griffith

cc:	Tracey McKoy
Securities and Exchange Commission

Glenn A. Eisenberg
The Timken Company

J. Ted Mihaila
The Timken Company

Lawrence F. Cruise
Ernst & Young